SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549
                           ------------------------

                              SCHEDULE 14D-9/A-5
                               (Amendment No. 5)

                     SOLICITATION/RECOMMENDATION STATEMENT
                      PURSUANT TO SECTION 14(d)(4) OF THE
                        SECURITIES EXCHANGE ACT OF 1934
                           ------------------------
                           CHATEAU PROPERTIES, INC.
                           (NAME OF SUBJECT COMPANY)
                           CHATEAU PROPERTIES, INC.
                     (NAME OF PERSON(S) FILING STATEMENT)
                           ------------------------
                    COMMON STOCK, $.01 PAR VALUE PER SHARE
                        (TITLE OF CLASS OF SECURITIES)

                                   161739 10
                      (CUSIP NUMBER OF CLASS SECURITIES)
                           ------------------------
                                 C. G. Kellogg
                     President and Chief Executive Officer
                           Chateau Properties, Inc.
                                19500 Hall Road
                          Clinton Township, MI 48038
                                (810) 286-3600

           (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED
            TO RECEIVE NOTICES AND COMMUNICATIONS ON BEHALF OF THE
                          PERSON(S) FILING STATEMENT)

                                  COPIES TO:

                          Arthur Fleischer, Jr., Esq.
                              Peter Golden, Esq.
                   Fried, Frank, Harris, Shriver & Jacobson
                              One New York Plaza
                           New York, New York 10004
                                (212) 859-8000

                          Henry J. Brennan, III, Esq.
                            Charles W. Royer, Esq.
                             Timmis & Inman L.L.P.
                               300 Talon Centre
                               Detroit, MI 48207
                                (313) 396-4200

        This Amendment No. 5 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 (as amended, the "Schedule 14D-9") originally filed with the Securities and Exchange Commission (the "SEC") on September 18, 1996 by Chateau Properties, Inc., a Maryland corporation (the "Company"), relating to the offer by MHC Operating
Limited Partnership, an Illinois limited partnership ("MHC OP"), the sole general partner of which is Manufactured Home Communities, Inc., a Maryland corporation ("MHC"), to purchase all outstanding shares of common stock, $.01 par value per share (the "Shares"), of the Company, at a price of $26.00 per Share, net to the seller in cash. Capitalized terms used but not defined herein have the meanings previously set forth in the Schedule 14D-9.

        1.     ITEM 4. THE SOLICITATION OR RECOMMENDATION

               The following paragraphs are added at the end of Item 4(a):

               The Company issued a press release on October 2, 1996, which was filed on October 2, 1996 as Exhibit 99.12 and is incorporated herein by reference.

               The Company issued a press release on October 23, 1996, which is filed as Exhibit 99.15 hereto and incorporated herein by reference.

        2.     ITEM 7. CERTAIN NEGOTIATIONS AND TRANSACTIONS BY THE
               SUBJECT COMPANY

               The following paragraph is added at the end of Item 7(a)-(b):

               On October 23, 1996, the Company issued a press release relating to the Company's intent to repurchase shares of its Common Stock which is filed as Exhibit 99.16 hereto and incorporated herein by reference. Further details relating to the Company's repurchase program are contained in a Rule 13e-1 Transaction Statement filed by Chateau with the Securities and Exchange Commission pursuant to Rule 13e-1 under the Securities Exchange Act of 1934 mailed to all Chateau stockholders, which is filed as Exhibit 99.17 hereto and incorporated herein by reference.

        3.     ITEM 9. MATERIALS TO BE FILED AS EXHIBITS



               Item 9 is hereby amended by adding the following exhibits:


        Exhibit 99.15 Text of Press Release dated October 23, 1996 issued by the Company.

        Exhibit 99.16 Text of Press Release dated October 23, 1996 issued by the Company.

        Exhibit 99.17 Rule 13e-1 Transaction Statement as filed with the Securities and Exchange Commission on October 23, 1996.

                                   SIGNATURE
               After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                             By:       /s/  C.G. Kellogg
                                     -----------------------
                             Name:     C.G. Kellogg
                             Title:  President and Chief Executive Officer

Dated:  October 24, 1996

                                 EXHIBIT INDEX


Exhibit 99.15 Text of Press Release dated October 23, 1996 issued by the Company.

Exhibit 99.16 Text of Press Release dated October 23, 1996 issued by the Company.

Exhibit 99.17 Rule 13e-1 Transaction Statement as filed with the Securities and Exchange Commission on October 23, 1996.